Exhibit 21.1

CAI INTERNATIONAL, INC.

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction
Container Applications Limited	Barbados
Container Applications International (U.K.) Limited	United Kingdom
Sky Container Trading, Ltd.	United Kingdom
CAI Luxembourg S.a r.l.	Luxembourg
Container Applications (Malaysia) SDN BHD	Malaysia
Container Applications (Singapore) Pte. Ltd.	Singapore
CAI Deutschland GmbH	Germany
Container Applications International Ltd.	Japan
CAIJ, Inc.	Japan
CAI Consent AB	Sweden
CAI International GmbH	Germany
CAL Funding II Limited	Bermuda
CAI Rail Inc.	Delaware
Container Applications International (Australia) Pty Ltd.	Australia
CAI Logistics Inc.	Delaware
ClearPointt Logistics LLC	Washington